

March 18, 2016

Via E-mail
Mr. David A. Brooks, Esq.
Chief Operating Officer/General Counsel
Ashford Hospitality Prime, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re: Ashford Hospitality Prime, Inc.**
> **Soliciting material pursuant to Rule 14a-12**
> **Filed February 25, 2016**
> **File No. 001-35972**

Dear Mr. Brooks:

We have reviewed your letter dated March 17, 2016 and have the following comment.

General

1.   We refer to the response to prior comment 2. Without commenting on the legal theories presented, we note that the response provides no factual foundation for the statement regarding "potential violations of insider trading laws." Please provide factual support for the following: that Sessa had nonpublic plans and proposals relating to the company; that a purchase of company stock was made while in possession of information relating to those plans and proposals; and that Sessa did not authorize that purchase. If factual support is not available, please refrain from making this statement. See Note A to Rule 14a-9 of Regulation 14A.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

Mr. David A. Brooks, Esq.
Ashford Hospitality Prime, Inc.
March 18, 2016
Page 2

cc: <u>Via E-mail</u>
Richard M. Brand, Esq.
Cadwalader, Wickersham & Taft LLP